                                           SECOND
                                           QUARTER

                                           REPORT TO

                                           SHAREHOLDERS


                                                       For the Six

                                                       Months ended

                                                       December 31, 1997

                                        [LOGO]

TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------
FANTOM TECHNOLOGIES INC.

The Company added an excellent second quarter to its 1998 fiscal year.
For the three months ended December 31, 1997 net income rose 63% over the year-earlier period to $2.6 million. Earnings per share increased to 29 cents (based on 8,899,137 shares outstanding) from 19 cents (based on 8,378,767 shares outstanding) for the same period in the previous year, while revenue advanced 22% to $42.9 million.

For the six months ended December 31, 1997 net income rose 68% from the year-earlier period to $4.3 million. Earnings per share expanded to 50 cents (based on 8,646,289 shares outstanding) compared with 31 cents (based on 8,341,799 shares outstanding) for the same period in the previous year, and revenue grew 15% to $73.0 million.

In late November, the Company began shipping its new FANTOM-Registered
   Trademark- LIGHTNING-Registered Trademark- canister vacuum to the United States market. This product marks the Company's first entry into the canister segment of the vacuum-cleaner market and, just like the FANTOM-Registered Trademark- THUNDER-Registered Trademark- and FANTOM-Registered Trademark- FURY-Registered Trademark- uprights, features the Company's proprietary dual-cyclonic vacuuming technology. This technology eliminates the use of filter bags and provides constant peak cleaning power, versus the declining cleaning power often experienced with conventional vacuums using filter bags. The LIGHTNING-Registered Trademark-vacuum's many other features include its unique STAIRHUGGER-TM- design, which allows the product to sit on stairs while the user vacuums; a powerhead that cleans carpets with a rotating brush, and bare floors when the rotating brush is turned off; and a certified HEPA filter, which cleans air exiting the machine to a very high level.

Sales for the FANTOM-Registered Trademark- LIGHTNING-Registered Trademark-canister accounted for a small proportion of the Company's revenue in the second quarter, but are expected to grow substantially in future periods as manufacturing ramps up, retail distribution is established and direct-response advertising builds consumer awareness. The Company has produced a new 30-minute TV infomercial for the LIGHTNING-Registered Trademark- canister, and this commenced airing in the U.S. in mid-January. Short-form (60 and 120 second) TV spots are being produced and should be on air shortly.

Also in the second quarter, the Company was awarded ISO 9001 registration by the Quality Management Institute (QMI) after completion of a stringent quality audit. ISO stands for International Organization for Standardization and is a worldwide federation responsible for developing internationally recognized quality standards for the manufacture of products and the delivery of services. ISO 9001 is the most comprehensive designation of the ISO 9000 series because it includes the design of products as well as their production.

We are also pleased to advise that the Company has its new website in operation, which you can visit, if you are on the net, to read the latest information on our Company and FANTOM-Registered Trademark- vacuums. Our website is at www.fantom.com.

On behalf of the Board,


/s/ Kenneth Kelman            /s/ Allan D. Millman

KENNETH KELMAN                ALLAN D. MILLMAN,
CHAIRMAN OF THE BORAD         PRESIDENT AND CHIEF EXECUTIVE OFFICER

FEBRUARY 2, 1998

CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS
--------------------------------------------------------------------------------
FANTOM TECHNOLOGIES INC.



                                  Six Months Ended                        Three Months Ended
                              December 31 (Unaudited)                   December 31 (Unaudited)
                                    1997                1996                1997                1996

Sales                      $  72,958,314       $  63,381,851       $  42,938,732       $  35,153,653

Costs of goods sold           46,272,309          39,974,209          28,086,838          22,134,489
                           ---------------------------------- ---------------------------------------
                              26,686,005          23,407,642          14,851,894          13,019,164
Expenses:
  Selling, general and
   administrative             19,930,163          19,046,275          10,793,444          10,362,631
  Finance charges                   (966)            346,714              16,302             180,400
                           ---------------------------------- ---------------------------------------
                              19,929,197          19,392,989          10,809,746          10,543,031
                           ---------------------------------- ---------------------------------------
Income before
  income taxes                 6,756,808           4,014,653           4,042,148           2,476,133

Income taxes
  Current                      1,689,000           1,004,000           1,011,000             619,500
  Deferred                       744,000             442,000             445,000             272,500
                           ---------------------------------- ---------------------------------------
                               2,433,000           1,446,000           1,456,000             892,000
                           ---------------------------------- ---------------------------------------
  Net Income                   4,323,808           2,568,653           2,586,148           1,584,133

Retained earnings
  at beginning of period       7,698,105             337,407           9,435,765           1,321,927
                           ---------------------------------- ---------------------------------------
Retained earnings
  at end of period         $  12,021,913       $   2,906,060       $  12,021,913       $   2,906,060
                           ---------------------------------- ---------------------------------------

Net income per share*      $        0.50       $        0.31       $        0.29       $        0.19
                           ---------------------------------- ---------------------------------------



*Net income per share has been calculated using the weighted average number of common and series 1, class A preferred shares outstanding during the respective periods. For the six months ended December 31, these were 8,646,289 shares for 1997 and 8,341,799 shares for 1996. For the three months ended December 31, these were 8,899,137 shares for 1997 and 8,378,767 shares for 1996.

FINANCIAL INFORMATION IN THIS REPORT IS EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE NOTED.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
FANTOM TECHNOLOGIES INC.


                                                                  December 31
                                                                   (Unaudited)
                                                        1997             1996

ASSETS
 CURRENT ASSETS:
 Cash in bank                                  $   3,679,978     $          -
 Trade accounts receivable                        24,720,855       16,974,239
 Other receivables                                 1,589,475        3,416,131
 Inventories                                      13,951,442       12,951,585
 Prepaid expenses                                  2,974,643        1,574,792
                                               ------------------------------
                                                  46,916,393       34,916,747
PROPERTY, PLANT AND EQUIPMENT,
 at cost                                          20,992,509       12,076,085
 Less accumulated depreciation                    (4,221,618)      (3,045,003)
                                               ------------------------------
                                                  16,770,891        9,031,082
                                               ------------------------------
                                               $  63,687,284     $ 43,947,829
                                               ------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
 Loan payable                                  $           -     $  4,060,898
 Trade accounts payable                           16,578,028       12,630,451
 Other payables and accruals                       5,327,913        2,277,891
 Income taxes payable                                458,403          953,644
 Current portion of capital
 lease obligations                                   268,988          247,718
                                               ------------------------------
                                                  22,633,332       20,170,602
CAPITAL LEASE OBLIGATIONS,
 Less current portion                                100,251          342,586

DEFERRED INCOME TAXES                              2,170,200          565,200

SHAREHOLDERS' EQUITY:
 Share capital                                    26,761,588       19,963,381
 Retained earnings                                12,021,913        2,906,060
                                               ------------------------------
                                                  38,783,501       22,869,441
                                               ------------------------------
                                               $  63,687,284     $ 43,947,829
                                               ------------------------------



CONSOLIDATED STATEMENTS OF
CHANGES IN FINANCIAL POSITION
--------------------------------------------------------------------------------
FANTOM TECHNOLOGIES INC.



                                     Six Months Ended                     Three Months Ended
                                  December 31 (Unaudited)               December 31 (Unaudited)
                                  1997               1996                1997               1996

CASH PROVIDED BY (USED FOR):

OPERATIONS:

Net income                 $   4,323,808       $   2,568,558       $   2,586,148       $   1,584,038
Items not requiring cash:
Depreciation                     617,225             361,702             311,840             179,198
Deferred tax provision           744,000             442,000             445,000             272,500
Change in non-cash
operating working
capital                       (1,900,925)         (4,542,179)          4,407,229             675,988
                           --------------------------------------------------------------------------
                               3,784,108          (1,169,919)          7,750,217           2,711,724
FINANCING:
Proceeds from
capital leases                         -             117,180                   -                   -
Payments on
capital leases                  (128,353)           (124,622)            (64,757)            (65,431)
Issuance of common
shares and warrants               38,998             341,411              38,998              12,000
                           --------------------------------------------------------------------------
                                 (89,355)            333,969             (25,759)            (53,431)
INVESTMENTS:
Additions to property,
plant and equipment           (4,712,931)         (1,584,858)      $  (2,305,562)           (881,342)
                           --------------------------------------------------------------------------

Increase (Decrease)
in cash position              (1,018,178)         (2,420,808)          5,418,896           1,776,951
Cash position at
beginning of period            4,698,156          (1,640,090)         (1,738,918)         (5,837,849)
                           --------------------------------------------------------------------------
Cash position at
end of period              $   3,679,978       $  (4,060,898)      $   3,679,978       $  (4,060,898)
                           --------------------------------------------------------------------------

Cash is comprised of loan payable less cash in bank.

[LOGO]



FANTOM TECHNOLOGIES INC.

Head Office and Manufacturing Facility:

1110 Hansler Road, P.O. Box  1004
Welland, Ontario, Canada  L3B 5S1
Voice:  (905) 734-7476  Fax:  (905) 734-9955

Toronto Sales Office:
1 Eva Road, Suite 414, Etobicoke, Ontario, Canada  M9C 4Z5
Voice:  (416) 622-9740  Fax:  (416) 626-0674

Toronto Stock Exchange:  FTM   NASDAQ:  FTMTF

http://www.fantom.com

Transfer Agent & Registrar:

CIBC Mellon Trust Company,
393 University Avenue, 5th Floor
Toronto, Ontario, Canada  M5G 1E6



FANTOM-Registered Trademark-,
FURY-Registered Trademark-,
LIGHTNING-Registered Trademark-
and STAIRHUGGER are trademarks
of FANTOM TECHNOLOGIES INC.



Printed in Canada       Design: Taylor/Sprules Corporation